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                             September 22, 2000

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
        Attn: Nicole Maddrey, Esq.
              John G. Saia, Esq.

        Re:   ADESSO HEALTHCARE TECHNOLOGY SERVICES, INC.
              Registration Statement on Form S-1
              Filed on July 20, 2000
              File No. 333-41794

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Adesso Healthcare Technology Services, Inc. (the "COMPANY") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-41794 (the "S-1 REGISTRATION STATEMENT"). The Company has elected not to proceed with the offering due to general market conditions. No offers or sales of the Company's capital stock have been or will be made pursuant to the S-1 Registration Statement.

If you have any questions, please call Michael Danaher or Richard Picheny of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

Very truly yours,

/s/ Brian Barnard

Brian Barnard
Chief Executive Officer

cc:  Michael Danaher, WSGR
     Richard L. Picheny, WSGR